MONTEAGLE FUNDS

                                                  REQUEST FOR EXPEDITED APPROVAL
April 9, 2009

Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C.  20549

      RE:   MONTEAGLE FUNDS, FILE NOS. 811-08529 AND 333-41461
            --------------------------------------------------

Ladies and Gentlemen:

      On behalf of Monteagle Funds (the "Registrant"), I am forwarding Post-Effective Amendment No. 33 (the "Amendment") to the Registrant's registration statement on Form N-1A for filing pursuant to rule 485(a) under the Securities Act of 1933 and pursuant to the Investment Company Act of 1940. As we have discussed, the Registrant is requesting accelerated effectiveness as contemplated in Rule 461 under the Securities Act of 1933 - in particular, the Registrant is request that the amendment be declared effective May 1, 2009.

      Arrangements with some of the Registrant's service providers are scheduled to change on May 1, 2009. The Amendment is being filed to include a change in Officers, Adviser to two of the six series, Subadviser for one series, Administrator, Transfer Agent, Distributor and to update financial and other disclosures. The changes with respect to the fund's investment adviser and the sub-advisers are the subject of the recent proxy statement distributed in connection with a shareholder meeting scheduled to take place on April 17, 2009.

      The Registrant requests that the amendment to the registration be declared effective May 1, 2009. The Registrant is aware of its obligations under the Securities Act of 1933 and acknowledges that:

      o Registrant is responsible for the adequacy and accuracy of the disclosure in Registrant's filings;
      o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
      o Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter is being provided to Registrant's Board of Trustees.


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         Please  contact  the  undersigned  at  325/795-2111  if  you  have  any questions concerning this filing.


Very truly yours,

/s/ Paul B. Ordonio

Paul B. Ordonio
Secretary